UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-35247
CUSIP NUMBER 87582Y108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tangoe, Inc.
Full Name of Registrant

Former Name if Applicable

35 Executive Boulevard
Address of Principal Executive Office (Street and Number)

Orange, CT 06477
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tangoe, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (the “March 31, 2017 Form 10-Q”) within the prescribed time period for the following reasons.

As reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2016, the Board of Directors of the Company (the “Board”), upon the recommendation of the Audit Committee of the Board (the “Audit Committee”), determined that the Company will restate its financial statements for the years 2013 and 2014, all quarters therein, and the first three quarters of 2015.  The Company has concluded that it made errors in recognizing revenue and is revising its historical financial statements and revenue recognition policies for several categories of revenue.  In addition, the Company expects to make adjustments to certain non-revenue items in its historical financial statements consistent with its correction of revenue recognition errors, and to make other immaterial adjustments, including with respect to the reversal of certain stock-based compensation expense.

Because the Company is in the process of restating its financial statements as described above, the Company has not been able to complete the financial statements required to be included in the March 31, 2017 Form 10-Q and, accordingly, is unable to file the March 31, 2017 Form 10-Q within the prescribed time period.  The Company has completed its internal review of the financial statements for the periods being restated and has prepared unaudited financial statements for these periods.  In addition, the Company has completed its closing procedures and prepared unaudited financial statements for the full year 2016, all quarters therein and the quarterly period ended March 31, 2017.

The Company will file the March 31, 2017 Form 10-Q and the financial statements for prior periods following completion of an audit by the Company’s independent registered public accounting firm of the restated and 2016 year-end financial statements and a review of applicable quarterly periods.  In connection with the transaction contemplated by the previously announced Agreement and Plan of Merger, dated as of April 27, 2017, by and among the Company, Asentinel, LLC and TAMS Inc., the Company has determined to suspend pursuit of the restatement while the transaction is pending.  If the transaction is abandoned at any point, the Company intends to continue to diligently pursue completion of the restatement.  Accordingly, the Company cannot at this time estimate when it will complete the restatement and file its restated financial statements, the financial statements for full year 2016, all quarters therein and the March 31, 2017 Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jay Zager	(203)	859-9300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company has not filed its Annual Reports on Form 10-K for the years ended December 31, 2015 and December 31, 2016 or its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016, June 30, 2016 and September 30, 2016.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that its total revenue for the first quarter of 2017 will be approximately $53.0 million as compared to approximately $56.3 million for the first quarter of 2016, with the decline principally attributable to reduced sales and increased customer churn.  The Company estimates that its cost of revenue for the first quarter of 2017 will be approximately $26.1 million as compared to approximately $27.0 million for the first quarter of 2016, with the decline principally attributable to reduced expenses.  The Company estimates that it incurred an operating loss of approximately $3.3 million and a net loss of approximately $4.0 million for the first quarter of 2017 as compared to an operating loss of approximately $4.7 million and a net loss of approximately $5.2 million for the first quarter of 2016, with the reduced losses principally attributable to reductions in operating expenses. The foregoing estimates of the Company’s results of operations for the first quarters of 2017 and 2016 have not been reviewed by the Company’s independent registered public accounting firm and are subject to any changes that may result from such review or as may be required as a result of the restatement, as described further under “Forward-looking statements” below.

The Company’s cash balance as of March 31, 2017 was $12.7 million, after payment in the first quarter of 2017 of approximately $3.4 million in severance costs and one-time fees incurred in connection with its investigation and restatement efforts, and the Company’s outstanding indebtedness as of March 31, 2017 was approximately $10.4 million, primarily consisting of vendor financing of hardware and product platform software and remaining deferred purchase price obligations with respect to the Company’s acquisition of the Vodafone TEM business.  The Company’s cash balance as of April 30, 2017 was $12.8 million, and the Company’s outstanding indebtedness as of April 30, 2017 was approximately $10.2 million, primarily consisting of the same components as the Company’s outstanding indebtedness as of March 31, 2017.

The Company’s estimates of the impacts of the restatement reported in the Company’s Notification of Late Filing on Form 12b-25 filed with the SEC on March 16, 2017 remain unchanged.

Forward-looking statements

Except for statements of historical fact, the matters discussed in this Form 12b-25 are “forward-looking statements” within the meaning of the applicable securities laws and regulations. The words “estimates”, “expects” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements, including statements regarding the Company’s intent to restate its prior financial statements, the estimated adjustments of the restated financials and the Company’s estimates of its operating results for the first quarters of 2017 and 2016, involve risks and uncertainties that may cause actual results to differ materially from those stated here. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the risk that additional information may arise from the completion of an audit of the Company’s financial statements or from the finalization of interim financial statements for periods in 2016 or 2017 and financial statements for the year ended December 31, 2016, the risk that the process of finalizing and auditing the restated financial statements or other subsequent events would require the Company to make additional adjustments and the time and effort required to complete the restatement of its financial statements, as well as other risks described more fully in the Company’s filings with the SEC. Forward-looking statements reflect management’s analysis as of the date hereof. The Company does not undertake to revise these statements to reflect subsequent developments.

Tangoe, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2017	By	/s/ Jay Zager
		Name:	Jay Zager
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).